UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________________

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 5)

_______________________________________

Performance Shipping Inc.

(Name of Subject Company (Issuer))

_______________________________________

Sphinx Investment Corp.

(Offeror)

Maryport Navigation Corp.

(Parent of Offeror)

George Economou

(Affiliate of Offeror)

(Names of Filing Persons)

_______________________________________

Common shares, $0.01 par value

(including the associated Preferred stock purchase rights)
(Title of Class of Securities)

Y67305105
(CUSIP Number of Class of Securities)

_______________________________________

Kleanthis Spathias

c/o Levante Services Limited

Leoforos Evagorou 31, 2nd Floor, Office 21

1066 Nicosia, Cyprus

+35 722 010610

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

_______________________________________

With a copy to:

Richard M. Brand

Kiran S. Kadekar
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 504-6000

_______________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

As permitted by General Instruction G to Schedule TO, this Schedule TO is also Amendment No. 10 to the Schedule 13D filed by Sphinx Investment Corp. (the “Offeror”), Maryport Navigation Corp. and Mr. George Economou on August 25, 2023 (and amended on August 31, 2023, September 5, 2023 and September 15, 2023, amended twice on each of October 11, 2023 and October 30, 2023, and amended on November 15, 2023 and December 5, 2023) in respect of the Common Shares of the Company.

CUSIP No. Y67305105

1.	Names of Reporting Persons Sphinx Investment Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of the Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,859*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,859*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,859*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 12,279,676 Common Shares stated by the Issuer as being outstanding as at March 6, 2024 in Exhibit 99.1 to Form 6-K filed with the United States Securities and Exchange Commission (the “SEC”) on March 8, 2024 (the “Form 6-K”).

CUSIP No. Y67305105

1.	Names of Reporting Persons Maryport Navigation Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,859*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,859*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,859*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 12,279,676 Common Shares stated by the Issuer as being outstanding as at March 6, 2024 in its Form 6-K.

CUSIP No. Y67305105

1.	Names of Reporting Persons George Economou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,859*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,859*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,859*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%**
14.	Type of Reporting Person (See Instructions) IN

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 12,279,676 Common Shares stated by the Issuer as being outstanding as at March 6, 2024 in its Form 6-K.

This Amendment No. 5 (this “Amendment No. 5”) is filed by the Offeror (as defined below), Maryport (as defined below) and Mr. George Economou and amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2023 and amended and supplemented pursuant to Amendment No. 1 and Amendment No. 2, each of which was filed with the SEC on October 30, 2023, Amendment No. 3 which was filed with the SEC on November 15, 2023, and Amendment No. 4 which was filed with the SEC on December 5, 2023 (such original Tender Offer Statement on Schedule TO as so amended and supplemented (including any exhibits and annexes attached thereto), the “Original Schedule TO”), and as hereby amended and supplemented (including by the exhibits and annexes hereto), together with any subsequent amendments and supplements thereto, this “Schedule TO”) by Sphinx Investment Corp., a corporation organized under the laws of the Republic of the Marshall Islands (the “Offeror”), Maryport Navigation Corp., a corporation organized under the laws of the Republic of Liberia that is the direct parent of the Offeror (“Maryport”), and Mr. George Economou, who directly owns Maryport and controls each of the Offeror and Maryport. This Schedule TO relates to the tender offer by the Offeror to purchase all of the issued and outstanding common shares, par value $0.01 per share (the “Common Shares”), of Performance Shipping Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”) (including the associated preferred stock purchase rights (the “Rights”, and together with the Common Shares, the “Shares”) issued pursuant to the Stockholders’ Rights Agreement, dated as of December 20, 2021, between the Company and Computershare Inc. as Rights Agent (as it may be amended from time to time)), for $3.00 per Share in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in (a) the Amended and Restated Offer to Purchase, dated October 30, 2023, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(G), as amended and supplemented by the Supplement to the Amended and Restated Offer to Purchase dated December 5, 2023, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(O) (the “Offer to Purchase”), (b) the related revised Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(H) (the “Letter of Transmittal”), and (c) the related revised Notice of Guaranteed Delivery, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(I) (the “Notice of Guaranteed Delivery”) (which three documents, including any amendments or supplements thereto, collectively constitute the “Offer”).

As permitted by General Instruction G to Schedule TO, this Schedule TO is also Amendment No. 10 to the Schedule 13D filed by the Offeror, Maryport and Mr. Economou on August 25, 2023 (and amended on August 31, 2023, September 5, 2023 and September 15, 2023, amended twice on each of October 11, 2023 and October 30, 2023, and amended on November 15, 2023 and December 5, 2023) in respect of the Common Shares.

This Amendment No. 5 is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 5 by reference. Capitalized terms used and not otherwise defined in this Amendment No. 5 shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Items 1 through 9 and Item 11

1.    The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following paragraph thereto:

“On March 26, 2024, the Offeror announced that it has extended the Expiration Date and Time to 11:59 p.m., New York City time, on June 28, 2024. The Offer was previously scheduled to expire at 11:59 p.m., New York City time, on March 28, 2024. The Tender Offer Agent has advised the Offeror that as of 5:00 p.m., New York City time, on March 25, 2024, the last full trading day prior to the announcement of the extension of the Offer, 609,914 Shares had been validly tendered into the Offer and not validly withdrawn. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(P) and is incorporated herein by reference.”

2.    The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as set forth below:

All references to “11:59 p.m., New York City time, on March 28, 2024” set forth in the Amended and Restated Offer to Purchase (Exhibit (a)(1)(G)), Supplement to Amended and Restated Offer to Purchase dated December 5, 2023 (Exhibit (a)(1)(O)), Form of revised Letter of Transmittal (Exhibit (a)(1)(H)), Form of revised Notice of Guaranteed Delivery (Exhibit (a)(1)(I)), Form of revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(J)) and Form of revised Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(K)) shall be replaced with “11:59 p.m., New York City time, on June 28, 2024.”

3.    The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented by deleting the fourth sentence of the discussion set forth under the caption “WHO IS OFFERING TO BUY MY SHARES?” in its entirety and replacing it with the following:

“The Offeror, Maryport and Mr. Economou beneficially own an aggregate of approximately 8.4% of the issued and outstanding Shares, based on the number of Shares publicly disclosed by the Company as outstanding as of March 6, 2024.”

4.    The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented by deleting the last sentence of the discussion set forth under the caption “WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?” in its entirety and replacing it with the following:

“According to Exhibit 99.1 to Form 6-K, which was filed by the Company with the Securities and Exchange Commission (the “SEC”) on March 8, 2024, there were 12,279,676 Common Shares outstanding as of March 6, 2024.”

5.    The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented by deleting the discussion set forth under the caption “WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?” in its entirety and replacing it with the following:

“On October 10, 2023, the last full trading day before the commencement of the Offer, the closing price of the Shares on the Nasdaq Capital Market was $1.68 per Share. On March 25, 2024, the last full trading day before the filing of Amendment No. 5 to Schedule TO, the closing price of Common Shares reported on the Nasdaq Capital Market was $1.88 per Share. The Offer represents a premium of 78.6% over the Company’s closing Share price on October 10, 2023, and a premium of 59.6% over the Company’s closing Share price on March 25, 2024. We advise you to obtain a recent quotation for the Shares and further consult with your financial and other advisors in deciding whether to tender your Shares. See Section 6 of the Offer to Purchase - “PRICE RANGE OF THE SHARES; DIVIDENDS”.”

6.    The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented by deleting the discussion set forth under the caption “WHAT DOES THE BOARD OF DIRECTORS OF PERFORMANCE THINK OF THE OFFER” in its entirety and replacing it with the following:

“According to the Solicitation/Recommendation Statement under Section 14(d)(4) of the Exchange Act filed by the Company with the SEC on October 25, 2023 (the “Initial Company Recommendation”), as amended by Amendment No. 1 thereto filed by the Company with the SEC on November 6, 2023 (“Amendment No. 1 to Company Recommendation”), Amendment No. 2 to Company Recommendation filed by the Company with the SEC on November 14, 2023 (“Amendment No. 2 to Company Recommendation”), Amendment No. 3 to Company Recommendation filed by the Company with the SEC on November 15, 2023 (“Amendment No. 3 to Company Recommendation”), Amendment No. 4 to Company Recommendation filed by the Company with the SEC on November 30, 2023 (“Amendment No. 4 to Company Recommendation”) and Amendment No. 5 to Company Recommendation filed by the Company with the SEC on December 20, 2023 (“Amendment No. 5 to Company Recommendation”, and collectively with the Initial Company Recommendation, Amendment No. 1 to Company Recommendation, Amendment No. 2 to Company Recommendation, Amendment No. 3 to Company Recommendation and Amendment No. 4 to Company Recommendation, the “Amended Company Recommendation”), a special committee of allegedly independent directors, consisting of Alex Papageorgiou, Loïsa Ranunkel and Mihalis Boutaris (the “Special Committee”) unanimously determined that, in the view of the Special Committee, the Offer is not in the best interests of the Company or its shareholders and recommended on behalf of the Company that the Company’s shareholders reject the Offer and not tender any Shares pursuant to the Offer. In support of such recommendation, the Company in the Amended Company Recommendation gives “reasons” that include the following:

1. The Special Committee believes that the Company’s net asset value per Common Share, which the Amended Company Recommendation states was calculated by Newbridge Securities Corporation (“Newbridge”), the Special Committee’s financial advisor, to be approximately $7.11 per Share, exceeds the consideration represented by the Offer and that the Offer therefore undervalues the outstanding Shares.

2. The Special Committee believes that the Offer is illusory, because the (in their view) “highly conditional” nature of the Offer creates significant doubt that the Offer will be consummated. The Special Committee notes in particular in this respect that the Offer remains conditioned on the Series C Condition, which, the Special Committee alleges, is not within the authority of the Board or the Company to satisfy, including because the Special Committee believes that none of the Company’s governing documents or applicable law grant the Company, the Board or the Special Committee the authority to effect a cancellation of the Series C Preferred Stock for no consideration. The Amended Company Recommendation also states that the Offer is subject to numerous other conditions which, the Special Committee alleges, “give the Offeror wide latitude not to consummate the Offer, especially in light of the lengthy extension of the Offer - for a period of more than four months - creating a greater likelihood of the occurrence of circumstances on the basis of which the Offeror could claim a condition is not satisfied.

The Offeror strongly disagrees with the Amended Company Recommendation, and the recommendation and conclusions regarding the Offer and the Company’s characterization of the terms of the Offer as set forth in the Amended Company Recommendation. See Section 11 of the Offer to Purchase - “PURPOSE OF THE OFFER; PLANS FOR THE COMPANY” for additional information, including our responses to certain of the statements alleged by the Special Committee in the Amended Company Recommendation.”

7.    The information set forth in the section of the Offer to Purchase entitled “INTRODUCTION” is hereby amended and supplemented by deleting the eighth full paragraph thereof in its entirety and replacing it with the following:

“According to Exhibit 99.1 to Form 6-K filed by the Company with the SEC on March 8, 2024, there were 12,279,676 Common Shares outstanding as of March 6, 2024. See Section 12 — “CERTAIN EFFECTS OF THE OFFER”.”

8.    The information set forth in Section 7 of the Offer to Purchase entitled  “CERTAIN INFORMATION CONCERNING THE COMPANY” is hereby amended and supplemented by deleting the third full paragraph thereof in its entirety and replacing it with the following:

“According to Exhibit 99.1 to Form 6-K filed by the Company with the SEC on March 8, 2024, there were 12,279,676 Common Shares outstanding as of March 6, 2024.”

9.    The information set forth in Section 8 of the Offer to Purchase entitled  “CERTAIN INFORMATION CONCERNING THE OFFEROR” is hereby amended and supplemented by deleting the seventh full paragraph thereof in its entirety and replacing it with the following:

“The Offeror, Maryport and Mr. Economou beneficially own, in the aggregate, 1,033,859 Common Shares representing approximately 8.4% of the issued and outstanding Shares. The foregoing percentage is based upon the 12,279,676 Shares stated by the Company as being outstanding as of March 6, 2024 in Exhibit 99.1 to Form 6-K filed by the Company with the SEC on March 8, 2024. ”

10.  Section 10 of the Offer to Purchase entitled “BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH THE COMPANY” is hereby supplemented by adding the following to the end thereof:

“On December 20, 2023, the Company filed Amendment No. 5 to Company Recommendation.

The Amended Company Recommendation, among other things, reaffirmed the prior recommendation of the Special Committee with respect to the Offer. Such recommendation, which in the view of the Offeror remained thinly reasoned and lacking in appropriate detail, recommended that all of the Company’s shareholders reject the Offer and not tender any of their Shares pursuant to the Offer. Further information regarding the Amended Company Recommendation is available under the Q&A entitled “WHAT DOES THE BOARD OF DIRECTORS OF PERFORMANCE THINK OF THE OFFER?” and in Section 11 - “PURPOSE OF THE OFFER; PLANS FOR THE COMPANY”.

According to the Amended Company Recommendation, “[a]fter the Offeror amended the Offer on October 30, 2023, the Special Committee adopted additional resolutions on November 6, 2023 to confirm that the Distribution Date shall not occur under the Rights Agreement upon the Close of Business on the tenth Business Day after the date that such amendment to the Offer was first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act and to provide that the Distribution Date shall instead occur under the Rights Agreement on the next date on which the Distribution Date would occur under the Rights Agreement but for the commencement of the Offer on its original terms and conditions and such amendment to the Offer. After the Offeror extended the Offer on November 15, 2023, the Special Committee adopted additional resolutions on November 30, 2023 to confirm that the Distribution Date shall not occur under the Rights Agreement upon the Close of Business on the tenth Business Day after the date that such extension of the Offer was first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act and to provide that the Distribution Date shall instead occur under the Rights Agreement on the next date on which the Distribution Date would occur under the Rights Agreement but for the commencement of the Offer on its original terms and conditions, the October 30, 2023 amendment to the Offer and the November 15, 2023 extension of the Offer. After the Offeror supplemented the Offer on December 5, 2023, the Special Committee adopted additional resolutions on December 14, 2023 to confirm that the Distribution Date shall not occur under the Rights Agreement upon the Close of Business on the tenth Business Day after the date that such supplement to the Offer was first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act and to provide that the Distribution Date shall instead occur under the Rights Agreement on the next date on which the Distribution Date would occur under the Rights Agreement but for the commencement of the Offer on its original terms and conditions, the October 30, 2023 amendment to the Offer, the November 15, 2023 extension of the Offer and the December 5, 2023 supplement to the Offer (which, for the avoidance, may include the occurrence of the Close of Business on the tenth Business Day after the date that any subsequent amendment to the Offer, any subsequent modification or extension of the Offer or any subsequent waiver of any of the conditions of the Offer is first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act), or in each case such later date as may be determined by action of the Board or the Special Committee. As a result, the Distribution Date under the Rights Agreement shall not occur upon the Close of Business on the tenth Business Day after: (a) the date that the original Offer was first published or sent or given, (b) the date that  the Offeror’s October 30, 2023 amendment to the Offer was first published or sent or given, (c) the date that the Offeror’s November 15, 2023 extension of the Offer was first published or sent or given or (d) the date that the Offeror’s December 5, 2023 supplement to the Offer was first published or sent or given, in each case within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act. However, to the extent that the Rights Agreement remains in effect and the Distribution Date has not yet occurred, and the Offeror or any affiliate thereof makes any subsequent tender or exchange offer, subsequently waives any conditions to the Offer, subsequently extends the Offer or subsequently amends or otherwise modifies the Offer, the Distribution Date may occur on the Close of Business on the tenth Business Day after the date that any such subsequent offer or any such subsequent amendment to the Offer, subsequent modification or extension of the Offer or subsequent waiver of any of the conditions of the Offer is first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act (or on such later date as may be determined by action of the Board or the Special Committee).” As a result of the amendments made by Amendment No. 5 to Schedule TO (or any other amendments, modifications or extensions made to the Offer after the date of the Company waiver described above), the Board or the Special Committee might take the position that the ten business day countdown until the Distribution Date under the Rights Agreement has been reset.

On March 26, 2024, the Offeror filed Amendment No. 5 to Schedule TO with respect to the Offer.”

11.  The information set forth in Section 11 of the Offer to Purchase entitled “PURPOSE OF THE OFFER; PLANS FOR THE COMPANY” is hereby amended and supplemented by deleting the parenthetical phrase “(or nullification through the issuance of Remedial Rights)” contained in the fifth full paragraph of the discussion set forth under the caption “CONCERNS WITH THE COMPANY’S RECOMMENDATION”.

12.  The information set forth in Section 18 of the Offer to Purchase entitled “LEGAL PROCEEDINGS” is hereby amended and supplemented by deleting the last full paragraph thereof in its entirety and replacing it with the following:

“On January 29, 2024, the defendants filed motions to dismiss the complaint. On March 14, 2024, the Offeror filed an omnibus opposition memorandum of law. The defendants’ reply memoranda are due to be filed April 4, 2024. The outcome of the motions to dismiss and the Cancellation Proceedings cannot be predicted with certainty. The Case Number for the Cancellation Proceedings is 655326/2023”.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

Exhibit	Description

(a)(1)(P)	Press Release issued by Sphinx Investment Corp. on March 26, 2024 (filed herewith).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2024

SPHINX INVESTMENT CORP.

By: Levante Services Limited

By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

MARYPORT NAVIGATION CORP.

By: Levante Services Limited

By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

George Economou

/s/ George Economou
George Economou

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement as published in the New York Times on October 11, 2023 *

(a)(1)(G)	Amended and Restated Offer to Purchase*

(a)(1)(H)	Form of revised Letter of Transmittal*

(a)(1)(I)	Form of revised Notice of Guaranteed Delivery*

(a)(1)(J)	Form of revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(K)	Form of revised Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(L)	Complaint filed by Sphinx Investment Corp. in the Supreme Court of the State of New York located in the County of New York*

(a)(1)(M)	Press Release issued by Sphinx Investment Corp. on October 30, 2023*

(a)(1)(N)	Press Release issued by Sphinx Investment Corp. on November 15, 2023*

(a)(1)(O)	Supplement to Amended and Restated Offer to Purchase dated December 5, 2023*

(a)(1)(P)	Press Release issued by Sphinx Investment Corp. on March 26, 2024**

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table*

*   Previously filed

** Filed herewith